centrica

082-04518

URGENT FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	13 May, 2009
Fax:	001 202 772 9207		
From:	Secretariat	**No. of pages**	**3** (inc. this one)

SUPPL

Please find attached a recently released Stock Exchange Announcement.

Secretariat

09046090

2009 MAY 18 A 3:21

dlw 5/18

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by a Person Discharging Managerial Responsibility (**PDMR**) of the Company under its North American Employee Share Purchase Plan ("**NAESPP**").

The Bank of New York, (the "**Administrator**"), notified the Company on 13 May 2009 that the following shares were acquired/ allotted and held on behalf of the following PDMR of the Company under the NAESPP;

	Number of Partnership Shares acquired at 237p/ share on 3 March 2009	Number of Matching* Shares allotted at 200p/ share 13 March 2009	Number of Matching* Shares allotted at 200p/ share 11 April 2009	Aggregate Shares held Beneficially (across all accounts following allotment)
Persons Discharging Managerial Responsibility				
Deryk King	364	94	87	510,981

* The Matching element relates to the Partnership Shares acquired by Deryk King on 13 March 2007 and 11 April 2007.

The NAESPP operates as follows

- Each month the Administrator uses participants' contributions (which are from 1% to 5% of base salary but may not exceed $10,000 per participant per year) to purchase shares in the market. These shares are called '**Partnership Shares**'. Participants may hold both fractional and whole Partnership Shares.
- For every two Partnership Shares the participants still own after two years, the Company awards one free share. These are called '**Matching Shares**'.
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.
- The NAESPP is only open to employees of the Company based in Canada and the United States. No other Directors or PDMRs of the Company are participants in the NAESPP.

Julia Foo
Centrica plc
01753 494016

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

www.centrica.com

13 May 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Empire Global Corp

May 12, 2009

United States Securities and Exchange Commission
Office of Enforcement, Division of Corporate Finance
Washington, DC 20549
Attn.: Marva D. Simpson, Special Counsel
Via Facsimile

Re: Empire Global Corp. – Intention to file non-compliant reporting requirements
File Nos.: 0-50045

Dear Ms. Simpson,

Pursuant to our telephone conversation and your recent letter dated April 28, 2009, we now enclose the planned schedule to file all non compliant reporting requirements and all current due reports. As of this date Empire Global Corp ("the Company") is not compliant with its reporting requirements for the years ended 12/30/2006, 12/31/2007 and 12/31/2008 as well as interim quarterly periods including 03/31/2009. The Company is currently actively completing its filing requirements for the period ended 12/31/2006 and intends to file this report and the aforementioned periods as follows:

- Year ended 12/31/2006 – no later than May 30, 2009
- Year ended 12/31/2007 – contemporaneously with interim quarterly periods 03/31/2007; 06/30/2007 and 09/30/2007 no later than June 15, 2009
- Year ended 12/31/2008 – contemporaneously with interim quarterly periods 03/31/2008; 06/30/2008 and 09/30/2008 no later than July 15, 2009
- Quarterly interim period 03/31/2009 – no later than July 30, 2009
- The Company also intends to meet the filing reporting requirement for the period ended 06/30/2009 within the time prescribed by the Securities and Exchange Act regulations.

We trust the above will suffice to explain our intentions. Thank you in advance for your attention, should you require any additional certifications please fell free to contact the undersigned at 647.229.0136 or by email at empireglobal@gmail.com.

Yours sincerely,

Vic Dominelli
Chairman of the Board
Principal Financial Officer
Empire Global Corp.

Michael Ciavarella, B.Sc.
Director of Operations

cc.: Bernstein and Pinchuk LLP